                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of April 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No                  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BANCOLOMBIA S.A.
                                  (Registrant)

Date: April 12, 2006                By  /s/  JAIME ALBERTO VELASQUEZ B.
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance

[BANCOLOMBIA LETTER HEAD]

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 252,679
                  MILLION DURING THE FIRST THREE MONTHS OF 2006

MEDELLIN, COLOMBIA. APRIL 12, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps 252,679 million as of March 31, 2006. For the first three months of 2006, the total net interest, including investment securities amounted to Ps 345,445 million. Additionally, total net fees and income from services amounted to Ps 132,416 million.

Total assets amounted to Ps 24.18 trillion in March 2006, total deposits totaled Ps 14.20 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps
2.98 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.24% as of March 31, 2006, and the level of allowance for past due loans was 127.56%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in March 2006 was as follows: 16.9% of total deposits, 20.6% of total net loans, 16.6% of total savings accounts, 19.6% of total checking accounts and 15.1% of total time deposits.

*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

                                                       [BANCOLOMBIA LETTER HEAD]

                                                                      MARCH 2006

BANCOLOMBIA S.A.                                                                                  GROWTH
BALANCE SHEET                                                          AS OF                    MAR06/FEB06
(Ps Millions)                                                 FEB-06            MAR-06      $            %
ASSETS
Cash and due from banks                                          979.611         1.273.902   294.291      30,04%
Overnight funds sold                                              34.756           103.913    69.157     198,98%
TOTAL CASH AND EQUIVALENTS                                     1.014.367         1.377.815   363.448      35,83%
                                                              --------------------------------------------------
DEBT SECURITIES                                                6.919.420         6.980.440    61.020       0,88%
Trading                                                        4.467.495         4.721.343   253.848       5,68%
Available for Sale                                             1.338.212         1.180.035  -158.177     -11,82%
Held to Maturity                                               1.113.713         1.079.062   -34.651      -3,11%
EQUITY SECURITIES                                                884.161            879.28    -4.874      -0,55%
Trading                                                           12.323             3.566    -8.757     -71,06%
Available for Sale                                               871.838           875.721     3.883       0,45%
Market value allowance                                           -59.783           -59.738        45      -0,08%
NET INVESTMENT SECURITIES                                      7.743.798         7.799.989    56.191       0,73%
                                                              --------------------------------------------------
Commercial loans                                              10.025.386        10.048.067    22.681       0,23%
Consumer loans                                                 2.082.815         2.076.406    -6.409      -0,31%
Small business loans                                             112.948           113.980     1.032       0,91%
Mortgage loans                                                 1.488.424         1.520.284    31.860       2,14%
Allowance for loans and financial leases losses                 -578.944          -565.063    13.881      -2,40%
NET TOTAL LOANS AND FINANCIAL LEASES                          13.130.629        13.193.674    63.045       0,48%
                                                              --------------------------------------------------
Accrued interest receivable on loans                             165.125           146.306   -18.819     -11,40%
Allowance for accrued interest losses                             -7.889            -8.159      -270       3,42%
NET TOTAL INTEREST ACCRUED                                       157.236           138.147   -19.089     -12,14%
                                                              --------------------------------------------------
Customers' acceptances and derivatives                           131.608           104.018   -27.590     -20,96%
Net accounts receivable                                          280.794           274.535    -6.259      -2,23%
Net premises and equipment                                       334.042           336.655     2.613       0,78%
Foreclosed assets                                                 25.719            25.158      -561      -2,18%
Prepaid expenses and deferred charges                             16.427            18.347     1.920      11,69%
Goodwill                                                          47.184            45.297    -1.887      -4,00%
Other                                                            251.065           268.809    17.744       7,07%
Reappraisal of assets                                            644.785           596.771   -48.014      -7,45%
                                                              --------------------------------------------------
TOTAL ASSETS                                                  23.777.654        24.179.215   401.561       1,69%
                                                              ==================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                           3.119.101         3.211.363    92.262       2,96%
Checking accounts                                              2.861.167         2.870.752     9.585       0,34%
Other                                                            257.934           340.611    82.677      32,05%
                                                              --------------------------------------------------
INTEREST BEARING                                              11.003.899        10.989.172   -14.727      -0,13%
Checking accounts                                                321.475           272.441   -49.034     -15,25%
Time deposits                                                  3.187.422         3.567.443   380.021      11,92%
Savings deposits                                               7.495.002         7.149.288  -345.714      -4,61%
                                                              --------------------------------------------------
TOTAL DEPOSITS                                                14.123.000        14.200.535    77.535       0,55%
Overnight funds                                                  875.605         1.516.665   641.060      73,21%
Bank acceptances outstanding                                      50.093            39.443   -10.650     -21,26%
Interbank borrowings                                           2.124.330         1.815.768  -308.562     -14,53%
Borrowings from domestic development banks                       959.642         1.066.620   106.978      11,15%
Accounts payable                                                 487.172           804.192   317.020      65,07%
Accrued interest payable                                         127.642           126.224    -1.418      -1,11%
Other liabilities                                                338.127           338.340       213       0,06%
Bonds                                                          1.110.473         1.050.778   -59.695      -5,38%
Accrued expenses                                                 240.161           239.883      -278      -0,12%
                                                              --------------------------------------------------
TOTAL LIABILITIES                                             20.436.245        21.198.448   762.203       3,73%
                                                              ==================================================
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                                   363.914           363.914         0       0,00%
                                                              --------------------------------------------------
RETAINED EARNINGS                                              1.722.639         1.481.622  -241.017     -13,99%
Appropiated                                                    1.598.679         1.228.943  -369.736     -23,13%
Unappropiated                                                    123.960           252.679   128.719     103,84%
                                                              --------------------------------------------------
REAPPRAISAL AND OTHERS                                         1.183.108         1.082.237  -100.871      -8,53%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES                  71.748            52.994   -18.754     -26,14%
                                                              --------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                     3.341.409         2.980.767  -360.642     -10,79%
                                                              ==================================================
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                    23.777.654        24.179.215   401.561       1,69%
                                                              ==================================================

                                                        [BANCOLOMBIA LETTERHEAD]

                                                                      MARCH 2006

BANCOLOMBIA S.A.
INCOME STATEMENT                                                    ACCUMULATED                  MONTH           GROWTH
(Ps Millions)                                                 FEB-06            MAR-06     FEB-06     MAR-06     %
INTEREST INCOME AND EXPENSES
Interest on loans                                             278.754           425.208    139.448    146.454      5,02%
Interest on investment securities                              99.705           101.289     48.262      1.584    -96,72%
Overnight funds                                                 4.026             5.904      2.045      1.878     -8,17%
TOTAL INTEREST INCOME                                         382.485           532.401    189.755    149.916    -20,99%
                                                              ----------------------------------------------------------
Interest expense
Checking accounts                                               1.273             1.908        588        635      7,99%
Time deposits                                                  34.008            52.115     17.457     18.107      3,72%
Savings deposits                                               37.307            55.156     17.225     17.849      3,62%
TOTAL INTEREST ON DEPOSITS                                     72.588           109.179     35.270     36.591      3,75%
                                                              ----------------------------------------------------------
Interbank borrowings                                           17.628            28.297      8.646     10.669     23,40%
Borrowings from domestic development banks                     10.232            15.099      5.065      4.867     -3,91%
Overnight funds                                                 5.454            12.135      2.577      6.681    159,25%
Bonds                                                          15.359            22.246      7.414      6.887     -7,11%
TOTAL INTEREST EXPENSE                                        121.261           186.956     58.972     65.695     11,40%
                                                              ----------------------------------------------------------
NET INTEREST INCOME                                           261.224           345.445    130.783     84.221    -35,60%
Provision for loan and accrued interest losses, net           (29.673)          (42.299)   (11.415)   (12.626)    10,61%
Recovery of charged-off loans                                   9.915            15.899      2.774      5.984    115,72%
Provision for foreclosed assets and other assets               (2.698)           (7.805)    (1.336)    (5.107)   282,26%
Recovery of provisions for foreclosed assets and other assets   8.041             8.502      6.683        461    -93,10%
                                                              ----------------------------------------------------------
TOTAL NET PROVISIONS                                          (14.415)          (25.703)    (3.294)   (11.288)   242,68%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                   246.809           319.742    127.489     72.933    -42,79%
                                                              ----------------------------------------------------------
Commissions from banking services and other services            9.496            16.186      4.825      6.690     38,65%
Electronic services and ATM's fees, net                        13.187            20.725      6.227      7.538     21,05%
Branch network services, net                                    8.181            12.833      4.082      4.652     13,96%
Collections and payments fees, net                             10.184            15.164      5.039      4.980     -1,17%
Credit card merchant fees, net                                  1.508             2.235        686        727      5,98%
Credit and debit card fees, net                                38.686            59.248     19.051     20.562      7,93%
Checking fees, net                                              9.375            14.727      4.776      5.352     12,06%
Check remittance, net                                           1.821             2.852        894      1.031     15,32%
International operations, net                                   3.396             5.441      1.720      2.045     18,90%
TOTAL FEES AND OTHER SERVICE INCOME                            95.834           149.411     47.300     53.577     13,27%
                                                              ----------------------------------------------------------
Other fees and service expenses                               (10.912)          (16.995)    (5.396)    (6.083)    12,73%
TOTAL FEES AND INCOME FROM SERVICES, NET                       84.922           132.416     41.904     47.494     13,34%
                                                              ----------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                    (10.538)           10.701     (7.435)    21.239   -385,66%
Forward contracts in foreign currency                          21.035             4.730      9.402    (16.305)  -177,51%
Gains on sales of investments on equity securities                  -            34.174          -     34.174   -393,77%
Dividend income                                                52.628           128.811     52.604     76.183     44,82%
Communication, rent payments and others                           252               394        123        142     15,45%
TOTAL OTHER OPERATING INCOME                                   63.377           178.810     54.694    115.433    111,05%
                                                              ----------------------------------------------------------
TOTAL INCOME                                                  395.108           630.968    224.087    235.860      5,25%
OPERATING EXPENSES
Salaries and employee benefits                                 88.015           129.298     45.158     41.283     -8,58%
Bonus plan payments                                             6.289             6.728      4.202        439    -89,55%
Compensation                                                      298               511        149        213     42,95%
Administrative and other expenses                             103.413           155.026     51.836     51.613     -0,43%
Deposit security, net                                           9.744            13.217      5.472      3.473    -36,53%
Donation expenses                                                  26                39         13         13      0,00%
Depreciation                                                   12.321            16.921      5.405      4.600    -14,89%
TOTAL OPERATING EXPENSES                                      220.106           321.740    112.235    101.634     -9,45%
                                                              ----------------------------------------------------------
NET OPERATING INCOME                                          175.002           309.228    111.852    134.226     20,00%
Merger expenses                                                 5.104             4.664      2.001       (440)  -121,99%
Goodwill amortization Banco de Colombia                         3.774             5.661      1.887      1.887      0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                    9.320            11.817      5.802      2.497    -56,96%
Other expense                                                  (8.696)          (13.843)    (4.921)    (5.147)     4,59%
TOTAL NON-OPERATING INCOME                                        624            (2.026)       881     (2.650)  -400,79%
INCOME BEFORE INCOME TAXES                                    166.748           296.877    108.845    130.129     19,55%
Income tax expense                                            (42.788)          (44.198)   (33.918)    (1.410)   -95,84%
                                                              ----------------------------------------------------------
NET INCOME                                                    123.960           252.679     74.927    128.719     71,79%
                                                              ==========================================================